Exhibit 99.1

Company announcement – No. 38 / 2020

Zealand Pharma announces first patient dosed in Phase 2 trial with long-acting GLP-1/glucagon dual agonist in obesity/diabetes

•	The 410-patient Phase 2 trial will compare efficacy of BI 456906 to that of placebo and semaglutide

•	Dosing of first patient triggers a EUR 20 million milestone payment to Zealand Pharma

•	The long-acting GLP-1/glucagon dual-agonist was concluded to have a favorable safety, tolerability and weight loss profile in Phase 1 clinical testing and it is part of Boehringer Ingelheim’s portfolio in the obesity, NASH and diabetes disease areas

Copenhagen, June 24, 2020 – Zealand Pharma A/S (Nasdaq: ZEAL) (CVR-no. 20045078) today announced that the first patient has been dosed in a Phase 2 clinical trial of the long-acting GLP-1/glucagon dual agonist BI 456906, which Zealand has licensed to Boehringer Ingelheim. As part of the license agreement, Zealand will receive a milestone payment of EUR 20 million related to the first patient dosed in the Phase 2 clinical trial.

The compound derived from the natural gut hormone oxyntomodulin activates both the GLP-1 and glucagon receptors that are critical to controlling metabolic functions. The dual agonist BI 456906 has potential as a new, once-weekly treatment that may offer therapeutically relevant benefits compared to currently available treatments.1

The Phase 2 trial is a randomized, parallel group, dose-finding study of subcutaneously administered BI 456906, compared with placebo and open-label semaglutide in 410 patients with obesity and Type 2 diabetes. The main objective of the trial is to demonstrate a dose-relationship of BI 456906 on HbA1c from baseline to 16 weeks relative to placebo. Secondary objectives are to assess the effect of BI 456906 on change in body weight. An open-label comparator (semaglutide) will allow for comparison of the effects against a pure GLP-1R agonist. Additional details about the study are available at https://clinicaltrials.gov/ct2/show/NCT04153929.

“We are happy to see the resolute progress by Boehringer Ingelheim in advancing BI 456906 into late-stage clinical development,” said Adam Steensberg, Chief Medical Officer at Zealand Pharma. “The unique profile of this dual-acting GLP-1/glucagon peptide holds the promise to help millions of people better manage and overcome obesity, NASH and type 2 diabetes.”

Under the terms of the license agreement, Boehringer Ingelheim funds all research, development and commercialization activities for the GLP-1/glucagon dual agonist, and Zealand is entitled to receive up to EUR 345 million in outstanding milestone payments. The agreement also carries high-single digit to low-double digit percentage royalties on global sales.

# # #

1   Ref. Pocai, A. "Action and therapeutic potential of oxyntomodulin." Mol Metab. 2014 Jun; 3(3): 241-251.

About Zealand Pharma A/S

Zealand is a biotechnology company focused on the discovery, development, and commercialization of next generation peptide-based medicines that change the lives of people living with metabolic and gastrointestinal diseases. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s robust pipeline of investigational medicines includes three candidates in late stage development, and one candidate being reviewed for regulatory approval in the United States. Zealand markets V-Go®, an all-in-one basal-bolus insulin delivery option for people with diabetes. License collaborations with Boehringer Ingelheim and Alexion Pharmaceuticals create opportunity for more patients to potentially benefit from Zealand-invented peptide therapeutics.

Zealand was founded in 1998 in Copenhagen, Denmark, and has presence throughout the U.S. that includes key locations in New York, Boston, and Marlborough (MA).

Forward-Looking Statement

The above information contains forward-looking statements that provide Zealand Pharma’s expectations or forecasts of future events. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions, which may cause actual results to differ materially from expectations set forth herein and may cause any or all of such forward-looking statements to be incorrect. If any or all of such forward-looking statements prove to be incorrect, our actual results could differ materially and adversely from those anticipated or implied by such statements. All such forward-looking statements speak only as of the date of this press release and are based on information available to Zealand Pharma as of the date of this release.

For further information, please contact:

Zealand Pharma Investor Relations

+45 50 60 38 00

investors@zealandpharma.com

Lani Pollworth Morvan, Investor Relations and Communication

LMorvan@zealandpharma.com